GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

June 2, 2005

VIA FAX and EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

Background

In connection with its primary business activity of designing, manufacturing and marketing re-locatable modular structures, the Registrant is required by statute and regulation to have all its plans, drawings, and related specifications certified by a registered architect and engineer in the states the Registrant manufactures markets its modular structures. The certification is represented by a “seal” on the plans. The Registrant is prohibited by state law from manufacturing a modular structure, whose plans have not been “sealed” by a state registered architect and engineer. These plans are specific to each structure and any modifications to the structure require a re-certification.

The plans are for buildings that are commercially feasible, ready for manufacture, and are regularly requested by the marketplace (i.e., California school districts). The plans do not represent the development of a speculative or proto-type design of new modular building that is untested in the marketplace or, other than minor alterations, modifying a design of a building plan to meet new standards specified by the School Districts.

Our primary market is the California modular school market. The Registrant’s management team has in excess of 150 years of experience in what types of modular buildings are purchased by the California School Districts. Based upon of our experience in the marketplace, and our knowledge of our customers (i.e., School Districts budget and procurement cycles) we can anticipate the needs of the school districts and have procured plans to meet those anticipated needs. As a result, the engineering and architectural costs are incurred prior to, and in anticipation of, submitting bids to local state school districts upon receipt of requests for proposals.

The Registrant currently has six approved plans, or PC’s (Plans Checked and Approved by the Division of the State Architect-“DSA”), that used in the construction of its modular structures.

The current carrying amount of the capitalized plans at January 31, 2005 is $392,893. The Company has amortized an aggregate of $48,935 of these costs through January 31, 2005. The carrying value for exiting plans is approximately $ 57,000 per plan. Based upon the Registrant’s experience in the industry and the useful life of past modular building plans, the Registrant estimates the useful life of a plan is between 15 and 20 years. While the Registrant believes the useful life of plans are in excess of 15 years, the Company has adopted a policy of amortizing the costs ratably over a 10 year period1 .

Due to the limited amount of capital at its disposal, the Registrant has focused its efforts on marketing and building the above referenced modular buildings, since they are the most requested models requested by the School Districts. The Registrant sells the same models many times over.

For example, the Registrant has sold 101 of the 24’ x 40’ models to 13 different School Boards over the past 24 months, with only minor modifications.

There are many other building types that we do not have approved PC’s due to the high design cost charged by architects and engineers. In addition to the cost, it takes approximately nine months to get a plan approved by DSA.

To confirm, we do not design and manufacture any pro-type buildings, and we do not start manufacturing any structure without a signed purchase order and contract. Accordingly, we do not believe the costs incurred are research and development costs as defined in paragraph 8 of SFAS No.2

Company Policy Accounting for Engineering and Architectural Plans

The Company considers the engineering and architectural plans to be intangible assets and has capitalized the cost of the plans. The Company has a policy of ratably amortizing the cost of the plans over a ten (10) year period.

In addition, the Company tests the unamortized portion of the plans on an annual basis for impairment under FAS 144 using an undiscounted cash flow method.
Basis for Company Accounting Policy under GAAP

The Company considered the following GAAP pronouncements in concluding the plans were capital assets:

Financial Accounting Concept No. 6,

Assets are defined in Financial Accounting Concept No. 6 as probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

Assets have the following characteristics:

(a) an asset embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or     indirectly to future net cash inflows

(b) a particular entity can obtain the benefit and control others' access to it, and

(c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

Based upon the Company’s experience, the Company believes the architectural and engineering plans have future economic benefit and have all three characteristics of assets described above and, accordingly, the direct costs of the plans have been capitalized.

SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts

The Company’s principal activity is building modular structures under contract for delivery to customers under contract.

In order to appropriately determine income, contract costs need to be identified, estimated, and accumulated with a reasonable degree of accuracy. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts, and indirect costs identifiable with or allocable to the contracts. Only costs directly applicable or allocable to contracts are included in contract costs. The Company allocates indirect costs to contracts based on a systematic and rational method.

While start up costs, such as bidding, selling and other pre-contract costs are generally required to be expensed as incurred, the Company has deferred and capitalized the costs of engineering and architectural plans in accordance with SOP 81-1, because based upon their knowledge of the industry , the Company’s management can directly associate the costs with a specific anticipated contracts and believe the recovery of the costs over a reasonable period of time from the contracts is probable.

FAS 144 Accounting For the Impairment of Disposal of Long-Lived Assets

The Company formally reviews, no less than annually, events and circumstances that may cause the impairment of the capitalized plans. Management evaluates whether the plans are continuing to be of use based upon these events and circumstances, and in accordance with FAS 144.

Management believes plans and drawings, which are approved by the State Architect, have a commercial value to other manufacturers of modular buildings

As evidence to support its policy for capitalizing the cost of the plans, the Company recently acquired plans from a third party through a competitive bidding process.

Aurora, a large modular manufacturer in California, declared bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in late 2004. Aurora was considered by the industry to have the best designed modular building, winning many design awards.

The Court-appointed Trustee held an auction to dispose of the Aurora assets - comprised of equipment, buildings, machinery, etc. The Trustee held a separate auction for the sale of the estate’s modular structure engineering and architectural plans.

At the auction of the plans, four bidders, including the Company attended. The Company, through an intermediary, was the successful bidder and on March 11, 2005, acquired 8 of Aurora’s plans and specifications for all of their buildings in exchange for $500,000. Acquiring Aurora’s designs have already provided contracts awards in excess of $4 million. The Aurora designs allow us to compete in the full school campus projects, which normally uses conventional onsite construction. This is a new market for our Company. We still use our current plans and drawings for the traditional modular buildings.

While each plan is different, the cost per plan was approximately $ 65,000 as compared to the carrying value of $ 57,000 per our existing plans.

While there is not a formal market for the purchase and sale of plans, management believes the competitive bidding for the plans by willing third party buyers is the best evidence of the plan’s fair value for purposes of measuring whether impairment has occurred2 .

The Company has not recognized any impairment related to its plans, as the existing service potential of the plans has not been diminished.

SOP 98-5 Reporting on the Costs of Start-Up Activities

The Company also considered if the costs of the plans could be defined as start-up activities as defined in SOP 98-53 . The Company and its management have operated in the business for a number of years and the acquisition of the plans are not related to initiating of a new activity. The Company also believes the acquisition of the plans is a cost of acquiring intangible assets and therefore exempt from SOP 98- 54  .

Amortization Period

The Company management has determined, based upon their knowledge of the industry the useful life of the plans can range from 10 to 20 years. Other than building code modifications and cosmetic improvements, the base structures have remained constant for over 20 years. The Company believes the useful life of the plans is the period over which the plans are expected to contribute directly or indirectly to the future cash flows of the Company. In determining the ten year period, the Company has taken into account:

•	the expected use of the assets

•	legal and regulatory provisions that may limit the life of the plans, including renewals

•
the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment)

Accordingly, based upon the above, the Company believes its policy for capitalizing its architectural and engineering plans is reasonable, consistent with general manufacturing industry standards, and in accordance with generally accepted accounting principles.

We believe the foregoing fairly responds to the Comments. The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/ Phillip O. Hamilton_________________
Phillip O Hamilton
Chairman & CEO

1 Paragraph 12, FAS No. 142
2 FAS 144, paragraph 22
3 SOP 98- 5, paragraph 5
4 SOP 98-5, paragraph 8